EXHIBIT 99.1

Fury Announces Results of Annual General Meeting of Shareholders

VANCOUVER, Canada – June 30, 2022 – Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce the voting results from its Annual General Meeting (the “Meeting”) of Shareholders held on June 29, 2022. Fury is pleased to confirm that each director nominee listed in the Company’s management information circular dated May 20, 2022 (the “Circular”) in connection with the Meeting and as filed on SEDAR on May 24, 2022, were elected as directors of the Company to serve until the next annual general meeting, or until their successors are otherwise elected or appointed.

A total of 50,107,942 of the Company’s common shares (“Common Shares”) were present or represented by proxy at the Meeting, representing 35.93% of the outstanding Common Shares.

1. Election of Directors

By resolution passed, each of the nominees for election as directors listed in the Circular was elected as a director of the Company. The results of the votes on the election of the board of directors were as follows:

Name of Nominee	Number of Votes For	Votes For (%)	Number of Votes Withheld	Votes Withheld (%)
Forrester A. Clark	50,005,828	99.80	102,114	0.20
Jeffrey R. Mason	49,999,533	99.78	108,409	0.22
Steve Cook	49,994,414	99.77	113,528	0.23
Michael Hoffman	49,998,914	99.78	109,028	0.22
Alison Sagateh (Saga) Williams	49,988,992	99.76	118,950	0.24

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2. Appointment of Auditor

By resolution, Deloitte LLP, Chartered Professional Accountants was appointed as the Company’s auditor. The result of the vote on the appointment of the auditor was as follows:

	Number of Votes For	Votes For (%)	Number of Votes Withheld	Votes Withheld (%)
Deloitte, Chartered Professional Accountants	50,050,037	99.96	21,555	0.04

Voting results have been reported and published on www.sedar.com.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a Canadian-focused exploration company positioned in two prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

www.furygoldmines.com